

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2010

Xiao Ping Zhang
Chief Executive Officer
SORL Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People's Republic of China

> **Re:** **SORL Auto Parts, Inc.**
> **Form 10-K**
> **Filed March 29, 2010**
> **File No. 001-13409**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**

Dear Mr. Zhang:

We have completed our review of your Form10-K filed March 29, 2010, as amended, and have no further comments at this time.

Sincerely,

Chanda DeLong
Attorney-Advisor

cc: Jeffrey Schulte *via facsimile (404) 365-9532*